HINTO ENERGY, INC.




October 15, 2014



VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Brad Skinner
Washington, D.C.  20549

Re: Hinto Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014

Form 8-K
Filed July 23, 2014
File No. 000-26317

Dear Mr. Skinner:

We are in receipt of the Securities and Exchange Commission (SEC) letter dated September 25, 2014, regarding the above referenced filings of Hinto Energy, Inc.

We intend to file our response and amended filings prior to October 17, 2014.

Sincerely,

/s/ George E. Harris
Chief Executive Officer